Contact

www.linkedin.com/in/nathalya-mamane (LinkedIn)

Top Skills

Entrepreneurship

Start-up Ventures

Project Management

Languages

English (Native or Bilingual)

French (Native or Bilingual)

Certifications

Publishing on LinkedIn for College Students and Young Professionals

Nathalya Mamane

Co_Founder @Anywhere Dx | Innovating Affordable, Real-Time Diagnostics | Bridging Gaps in Health Equity | Empowering Underserved Communities with Scalable Solutions

Brookline, Massachusetts, United States

Summary

Mass Challenge finalist, Babson Entrepreneurial Thought & Action Pitch Competition winner, and recent presenter at BIO and Next Generation Dx Summit. Founder of RT MicroDx. Healthcare visionary and determined optimist.

After a rewarding career in corporate, non-profit, and social events, I sought to make an impact. My own experiences as a mom and drive to tackle pressing – but avoidable – problems led to the creation of RT MicroDx with a vision to help create a world where healthcare is accessible to all, regardless of financial constraints, geography, or resources.

By partnering with some of the leading scientists in diagnostics and harnessing the power of cutting-edge technology, we are working to tackle a range of infections and health challenges, impacting individuals, families, and communities globally.

Experience

Anywhere Dx

Co-founder and CEO

August 2025 - Present (10 months)

Boston, Massachusetts, United States

RT MicroDx

Founder

August 2021 - December 2025 (4 years 5 months)

Boston, Massachusetts, United States

F.W. Olin Graduate School of Business

Graduate Student

January 2019 - January 2021 (2 years 1 month)

NM Events

Owner

January 2008 - January 2021 (13 years 1 month)

Greater Boston Area

Full service meeting and event planner specializing in social and corporate affairs

• Launched NM Events to provide specialized, innovative event planning services to Greater Boston and New England, corporations, NGO's and individuals
• Established strong and collaborative relationships with a wide-range of hospitality vendors providing a reliable support system for clients
• Work with clients to translate the essence of their visions into creative and unique events and experiences
• Manage all aspects of events from concept to planning and execution
* Work closely with clients to define key themes and priorities for each event
* Develop customized project plans, including timelines, detailed budgets, and to do lists for all stakeholders
* Research, select, and negotiate with vendors to ensure and maximize value to client
* Hands-on execution of events with a focus on smooth integration of all vendor/partner contributions
• Post frequent blogs on the NM Events website on event innovations, décor ideas, and planning tips
• Enjoy frequent repeat clients and "word-of-mouth" referrals

Longwood Events

Event Manager/Sales Manager/Database Developer

2005 - 2008 (3 years)

Greater Boston Area

Longwood Events is a fully integrated event planning and management company

Sales Manager
• Researched and documented key successes from existing clients in order to Identify key growth opportunities within the client base
• Worked closely with client management and State Room staff to help insure successful execution of marketing programs
• Helped the company maintain the image of a unique, creative, urban venue, by offering innovative and distinctive ideas to clients

Event Manager

• Oversaw all aspects events management to ensure successful client engagements

• Sold and managed the highest revenue event in the history of the company

• Improved sales processes and monthly goal systems

• Improved and standardized communication between sales, operations and the kitchen, resulting in a more effective collaboration through the Banquet Event Order

Database Developer

• Researched and tested the top sales and catering systems available in the market

• Selected the best for the company and fully customized and implemented the system company-wide.

• Created the manual and the training material for all current and future employees of the company

• Trained all current and incoming employees cross departments, as a precursor to employment at Longwood Events

Sands Creative Group

Dir. Sales and Marketing

2000 - 2005 (5 years)

Greater Boston Area

Director of Sales

SCG provides a range of graphic design services to companies acting as their outsourced marketing department

• Marketing Strategy: Successfully refocused business from one-time clients with low-margin projects to client relationship representing repeat and more profitable projects

• Business Development: Developed the first marketing programs for Sands Creative Group aimed at generating new leads in the markets and sectors most fitting our core capabilities

• Operations: Developed and implemented new internal processes to improve project tracking and ensure delivery of work to customer expectations

• Events Planning: Planned, organized and executed several marketing events for clients and for corporate purposes

• Account Management: Provided new business solutions to our client base. Directed each project from initial concept, to proposal and acceptance and all the way through service delivery

Decision Resources
Database Development
1999 - 2001 (2 years)
Waltham, MA

This company provides specialized market research for the pharmaceutical industry.

• Led the deployment, training and development of all Lotus Notes systems
• Completed a company wide Notes training program to over 110 people.
• Managed Lotus Notes user support and developed custom applications for various departments.

Momentum Business Systems
Lotus Notes Programmer
1995 - 1998 (3 years)
Montreal, Canada Area

This Information Technology Services consulting firm specialized in the consulting, training and implementation of groupware products, specifically in Lotus Notes and Notes related products.

Lotus Notes Developer/consultant 1997 - 1998
Developed and managed the quality control process of Notes applications for the product division of the company
• Handled the adaptation and translation of the applications from English to French
• Developed the graphics of the products to be ready for market
• Developed and implemented the technical documentation required to make the applications easily comprehensible to users

Sales and Marketing Assistant 1996 - 1997
• Developed and implemented marketing strategies for better market share
• Handled client relations, project deadlines and contracts
• Designed and delivered the marketing collateral of all advertising activities. Such activities included the organization of all industry related trade shows as well as all internal marketing events

Education

Babson F.W. Olin Graduate School of Business
Master of Business Administration - MBA · (2019 - 2021)

McGill University

Bcomm, Commerce · (1990 - 1995)

Vanier College

Commerce · (1986 - 1989)